Exhibit 99.8

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RICHARD SEBASTIAAN MUR, Individually and On Behalf of All Others Similarly Situated

Plaintiff,

v.

GIGAMON INC., COREY M. MULLOY, PAUL A. HOOPER, MICHAEL C. RUETTGERS, JOHN H. KISPERT, PAUL J. MILBURY, TED C. HO, ROBERT E. SWITZ, JOAN A. DEMPSEY, DARIO ZAMARIAN, ARTHUR W. COVIELLO, JR., ELLIOTT ASSOCIATES, L.P., ELLIOTT MANAGEMENT CORPORATION, ELLIOTT INTERNATIONAL, L.P., ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC., THE LIVERPOOL LIMITED PARTNERSHIP, EVERGREEN COAST CAPITAL, GINSBERG HOLDCO, INC., and GINSBERG MERGER SUB INC.,

Defendants.

C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Richard Sebastiaan Mur (“Plaintiff”), through undersigned counsel, on behalf of himself and the holders of the common stock of Gigamon Inc.

(“Gigamon” or the “Company”), brings the following Verified Class Action Complaint for: (i) violation of 8 Del. C. § 203 (“Section 203”), (ii) breach of fiduciary duties by the members of the Board of Directors (the “Board”) of Gigamon, and (iii) aiding and abetting the Board’s breaches of fiduciary duties by one of the Company’s largest stockholders, Elliott Associates, L.P., (collectively with its affiliates Elliott Management Corporation, Elliott International, L.P., Elliott International Capital Advisors Inc., The Liverpool Limited Partnership, Evergreen Coast Capital Corp., Ginsberg Holdco, Inc. (“Newco”), and Ginsberg Merger Sub, Inc. (“Merger Sub”), “Elliott”).

The allegations of this Complaint are based on Plaintiff’s knowledge as to himself, and on information and belief based upon, among other things, the investigation of counsel and publicly available information, as to all other matters.

SUMMARY OF THE ACTION

1.    This is a shareholder class action brought by Plaintiff on behalf of Gigamon shareholders against Defendants for breaches of fiduciary duty and/or other violations of state law arising out of their efforts to effectuate the sale of Gigamon to Elliott pursuant to an unfair process and for an unfair price.

2.    On October 26, 2017, Gigamon entered into an agreement and plan of merger (the “Merger Agreement”) with Newco and Merger Sub, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Newco (the “Proposed Buyout”).11 Pursuant to the terms of the Merger Agreement, Gigamon shareholders will receive only $38.50 in cash for each share of Gigamon common stock that they own (the “Merger Consideration”). This Merger Consideration does not reflect Gigamon’s intrinsic value or the value of the Company as the target of a full and fair sales process.

3.    This Merger Consideration and the Proposed Buyout are the result of a flawed process marred by conflicts of interests, not the least of which is that the process that resulted in the Proposed Buyout was prompted by a serial activist investor, Elliott, who forced the Board into a sale process that delivered the Company to Elliott and its affiliates at a price below the company’s inherent, standalone value and in violation of Section 203.

4.    The Director Defendants (as defined herein) further exacerbated their breaches of fiduciary duty by agreeing to certain deal protection devices in the Merger Agreement that will prevent other bidders from making successful competing offers. These include:

•	a termination fee provision pursuant to which the Board agreed that Gigamon would pay Newco a termination fee of up to $47.2 million if it terminates the Proposed Buyout;

[1]	Newco and Merger Sub were formed by Elliott for the purpose of engaging in the transactions contemplated by the Merger Agreement.

•	a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time;

•	an information rights and matching rights provision that requires the Company to notify Newco of certain unsolicited competing offers, provide Newco with information regarding such offers, and negotiate in good faith with Newco regarding the same; and

•	voting and support agreements, pursuant to which Elliott has locked-up an undisclosed amount of the Company’s outstanding common stock in favor of the Proposed Buyout.

These provisions and agreements substantially and improperly limit the Board’s ability to investigate and pursue superior proposals and alternatives and, absent judicial intervention, virtually guarantee the consummation of the Proposed Buyout.

5.    In sum, Defendants failed to maximize shareholder value and to protect the interests of Gigamon shareholders. Instead, Defendants engaged in a process that was designed to benefit Elliott and secure material personal benefits for themselves.

Each of the Director Defendants has breached his fiduciary duties and/or has aided and abetted such breaches by favoring Elliott’s or his own financial interests over those of Gigamon and its public, non-insider shareholders. As a result, Plaintiff and the other public shareholders are receiving an unfair price in the Proposed Buyout and lack the necessary and material information to consider it.

6.    Finally, on November 13, 2017, the Board authorized the filing of a Form DEFM 14A Preliminary Proxy Statement with the Securities and Exchange Commission (the “Proxy Statement” of “Proxy”). Therein, Defendants tout the fairness of the Proposed Buyout to the Company’s shareholders and set forth information on which the Board purportedly relied in recommending the Proposed Buyout to shareholders. However, the Proxy fails to disclose certain material information that is necessary for shareholders to properly assess the fairness of the Proposed Buyout, including information regarding the existence and effectiveness of standstill and/or don’t-ask-don’t-waive provisions.

7.    For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the Proposed Buyout, or, in the event the Proposed Buyout is consummated, recover damages resulting from the Director Defendants’ violations of their fiduciary duties, and from the other Defendants for aiding and abetting same.

PARTIES

A. Plaintiff

8.    Plaintiff is, and at all relevant times was, a continuous shareholder of Gigamon.

B.	Defendants

9.    Defendant Gigamon Inc. is a Delaware corporation that maintains its principal executive offices in Santa Clara, California. The Company designs and markets networking products and solutions.

10.    Defendant Corey M. Mulloy (“Mulloy”) has served as a director of the Company since January 2010 and as Chairman of the Board since March 2013.

11.    Defendant Paul A. Hooper (“Hooper”) has served as Chief Executive Officer (“CEO”) and a director of the Company since December 2012.

12.    Defendant Michael C. Ruettgers (“Ruettgers”) has served as a director of the Company since December 2010.

13.    Defendant John H. Kispert (“Kispert”) has served as a director of the Company since December 2013.

14.    Defendant Paul J. Milbury (“Milbury”) has served as a director of the Company since January 2014.

15.    Defendant Ted C. Ho (“Ho”) has served as a director of the Company since August 2014.

16.    Defendant Robert E. Switz (“Switz”) has served as a director of the Company since June 2015.

17.    Defendant Joan A. Dempsey (“Dempsey”) has served as a director of the Company since June 2016.

18.    Defendant Dario Zamarian (“Zamarian”) has served as a director of the Company since January 2017.

19.    Defendant Arthur W. Coviello, Jr. (“Coviello”) has served as a director of the Company since April 2017.

20.    Defendants Mulloy, Hooper, Ruettgers, Kispert, Milbury, Ho, Switz, Dempsey, Zamarian, and Coviello form the Board of Directors of Gigamon and are collectively referred to herein as the “Board” or the “Director Defendants.”

21.    Defendant Elliott Associates, L.P. is a Delaware limited partnership with its principal executive offices located at 40 West 57th Street, 4th Floor, New York, New York 10019.

22.    Defendant Elliott International, L.P. is a Cayman Islands limited partnership with its principal executive offices located at c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies. Defendant Elliott International, L.P. is a wholly-owned subsidiary of Elliott Associates, L.P.

23.    Defendant Elliott International Capital Advisors Inc. (“EICA”) is a Delaware corporation and the investment manager of Elliott International, L.P. According to the Schedule 13Ds filed by Elliott, EICA, collectively with Elliott

Associates, L.P. and Elliott International, L.P., have combined economic exposure in Gigamon of approximately 15% of the Company’s shares of outstanding common stock.

24.    Defendant The Liverpool Limited Partnership (“Liverpool”) is a Bermuda limited partnership and a wholly-owned subsidiary of Elliott Associates, L.P. According to the Schedule 13Ds filed by Elliott, Liverpool and Elliott International, L.P. have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 954,904 and 2,029,168 shares of common stock of Gigamon, respectively (representing economic exposure comparable to approximately 8% of the shares of common stock of Gigamon, respectively).

25.    Defendant Elliott Management Corporation is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 40 West 57th Street, 4th Floor, New York, New York 10019.

26.    Defendant Evergreen Coast Capital Corp. (“Evergreen”) is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at 2420 Sand Hill road, Menlo Park, California 94025.

27.    Defendant Ginsberg Holdco, Inc. (previously defined as “Newco”) is a corporation organized and existing under the law of the State of Delaware and was formed for purposes of effectuating the Proposed Buyout.

28.    Defendant Ginsberg Merger Sub, Inc. (previously defined as “Merger Sub”) is a Delaware corporation and wholly owned subsidiary of Newco, and was formed for purposes of effectuating the Proposed Buyout.

29.    Defendant Elliott Management, together with its various affiliates, including, but not limited to, Elliott Associates, L.P., Elliott International, L.P., Evergreen Coast Capital, Newco, and Merger Sub, are collectively referred to herein as “Elliott” and/or the “Elliott Defendants.”

DIRECTOR DEFENDANTS’ FIDUCIARY DUTIES

30.    By reason of the Director Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Gigamon and owe them a duty of care, loyalty, good faith, candor, and independence.

31.    By virtue of their positions as directors and/or officers of Gigamon, the Director Defendants, at all relevant times, had the power to control and influence Gigamon, did control and influence Gigamon, and caused Gigamon to engage in the practices complained of herein.

32.    To diligently comply with their fiduciary duties, the Director Defendants may not take any action that: (a) adversely affects the value provided to the Company’s shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the corporation or its assets; (c) adversely

33.    In accordance with their duties of loyalty and good faith, the Director Defendants are obligated to refrain from: (a) participating in any transaction where the Director Defendants’ loyalties are divided; (b) participating in any transaction where the Director Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

34.    Plaintiff alleges herein that the Director Defendants, separately and together, in connection with the Proposed Buyout, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to the Company, or are aiding and abetting others in violating those duties.

35.    The Director Defendants also owe the Company’s shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Buyout and, particularly, the fairness of the price offered for the shareholders’ equity interest. The Director Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Buyout and/or aiding and abetting other Defendants’ breaches.

AIDING AND ABETTING

36.    In addition to the wrongful conduct herein alleged as giving rise to primary liability, certain of the Defendants further aided and abetted and/or assisted each other in the breach of their respective duties as herein alleged.

37.    During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct that was designed to: (i) favor Elliott and the Director Defendants; (ii) permit Elliott to acquire Gigamon pursuant to a defective sales process; (iii) permit Elliott to acquire Gigamon for an unfair price; and (iv) permit Elliott to acquire Gigamon without Gigamon’s shareholders being fully informed of all material information relating to the Proposed Buyout. In furtherance of this plan and course of conduct, Defendants, and each of them, took the actions as set forth herein.

38.    Each of the Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

39.    Plaintiff brings this action on her own behalf and as a class action pursuant to Court of Chancery Rule 23, on behalf of all holders of Gigamon common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

40.    This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of October 25, 2017, there were approximately 37,328,845 shares of Gigamon common stock outstanding, owned by numerous stockholders.

41.    There are questions of law and fact which are common to the Class and which predominate over any questions affecting only individual members, including inter alia, the following:

a)    whether the Director Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

b)    whether the Elliott Defendants and the Director Defendants have engaged and continue to engage in a scheme to benefit themselves at the expense of Gigamon stockholders in violation of their fiduciary duties;

c)    whether the Director Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

d)    whether the Elliott Defendants aided and abetted the other Defendants’ breaches of fiduciary duty; and

e)    whether Plaintiff and the other members of the Class will be irreparably harmed if Defendants are not enjoined from continuing the conduct described herein.

42.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

43.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the

Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

44.    Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted or refused to act on grounds generally applicable to the class and are causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A. Relevant	Corporate Background

45.    Incorporated on January 2, 2009, Gigamon develops solutions that deliver pervasive, dynamic, and intelligent visibility and control of data-in-motion traversing enterprise, federal, and service provider networks. Its “Visibility Platform” consists of a distributed system of nodes that enable an advanced level of visibility, modification, and control of network traffic. This platform is comprised of physical appliances and virtual nodes that can be deployed in data centers, central offices, remote sites, virtual environments, private clouds, public clouds, and hybrid clouds.

46.    Elliott is a serial activist investor that has recently taken to blending traditional activism with private equity buyouts though its private equity arm, Evergreen Coast Capital Corp., to increase pressure on its target boards.

B. Events	Leading to the Proposed Buyout

47.    The Proposed Buyout is the result of the Board’s reactionary response to pressure by Elliott to force a sale of the Company. That pressure began on May 8, 2017, when a representative of Elliott contacted Mr. Hooper, Gigamon’s CEO, to inform him that Elliott would be disclosing that it had accumulated a large equity stake in the Company and would be “conveying [its] thoughts and recommendations regarding Gigamon’s strategic options.” As is typical of activists like Elliott, these strategic options would include, among others, a sale of the Company, including a going-private transaction in which Elliott would participate as a buyer.

48.    Thereafter, later in the day on May 8, 2017, Elliott filed a statement on Schedule 13D (the “13D”) with the SEC disclosing that Elliott, through affiliated funds, had accumulated beneficial ownership of approximately 7.2% of Gigamon’s outstanding shares of common stock as well as cash-settled swaps representing economic exposure amounting to an additional 8.1% of Gigamon’s outstanding shares of common stock pursuant to the Derivative Agreements with certain unidentified “third party financial institutions” in the form of cash settled swap instruments. Shares of the Company’s common stock underlie the cash-settled swap instruments. The Derivative Agreements provide Elliott with economic results that are comparable to the economic results of ownership, and the Proxy is silent with respect to whether or not Elliott has voting power or influence over the shares subject to the Derivative Agreements. Elliott reported in the 13D its belief that Gigamon’s shares were significantly undervalued and that it intended to engage with the Board regarding opportunities to maximize shareholder value.

49.    Although the Company had only weeks earlier rejected a similar buyout overture from another bidder, in light of Elliott’s significant holdings, the Board decided to engage with Elliott. Specifically, on March 14, 2017, Gigamon had been approached by representatives of Party A, who expressed interest in acquiring the Company and noted that that interest was sufficiently strong that Party A was prepared to submit a written proposal for an acquisition. At that time – which was less than two months before Elliott’s intervention – Mr. Hooper indicated that the Company was not for sale and, in April 2017, the Board determined not to take any action with respect to Party A.

50.    Nonetheless, on May 13, 2017, just five days after Elliott announced its significant position, members of Gigamon management met with representatives of Elliott. At this meeting, the representatives of Elliott reviewed why they believed Gigamon is not well suited to be a publicly traded company, conveyed their belief that Gigamon should initiate a process to explore a sale of the Company, and indicated that they would be interested in Elliott potentially acquiring the Company.

51.    From this point forward, the Board and Company management saw the writing on the wall – their ouster would be all but imminent should they not pursue the sale demanded by Elliott. As a result, and although the Board repeatedly tried to buy time waiting for quarterly results, ultimately the Company would undertake the sales process demanded by Elliott. During that process, the Board favored Elliott and repeatedly directed management to revise downward – substantially – the Company’s projections, such that, ultimately, the Merger Consideration offered by Elliott compared favorably to the Company’s artificially-reduced standalone prospects. Notably, by the time the Board so reduced the projections, all of the few bidders involved except Elliott had left the process, such that Elliott was the guaranteed winner, despite the fact that other bidders had previously offered more than Elliott’s ultimate Merger Consideration.

52.    The Board’s first attempt to buy time came on May 14, 2017, when it decided to defer any decision regarding the commencement of a sale process pending the completion of the Company’s second quarter, in the hope that it would be a strong enough quarter to stave off Elliott’s calls for a sale. Nonetheless, no doubt aware of Elliott’s activist business model and certainly aware of its demands for a quick sale, on the same day, the Board instructed management to review the Company’s long-term business plans and financial projections and prepare longterm financial projections for review by the Board in preparation for a sale. Notably, despite the fact that two other bidders had already contacted the Board (Parties A and B), and Mr. Hooper had made clear to one that the Company was simply not for sale, the Board did not bother to formulate long-term projections until Elliott demanded a sale.

53.    On May 16, 2017, just two days later, Elliott sent the Board a letter that outlined its takeaways from the May 13, 2017 meeting with management, contained a summary of Elliott’s thoughts and recommendations on strategic alternatives, including a sale, and reiterated its interest in acquiring Gigamon and its ability to proceed quickly.

54.    On May 22, 2017, Goldman Sachs & Co. LLC (‘Goldman Sachs”), the Board’s financial advisor, provided an update on Gigamon’s investor base and significant stockholder profile and the Board discussed possible investor sentiment regarding Elliott’s thoughts and recommendations, as well as potential significant turnover in the Company’s stockholder base following Elliott’s 13D filing. As Chief Justice Strine recently pointed out, once an activist like Elliott goes public, “it is not uncommon for a public corporation to find itself with a sudden change in investment profile that involves 10 to 25% more of its stock ending up in the hands of various activist hedge funds without prior public disclosure.” Leo E. Strine, Jr., Who Bleeds When the Wolves Bite?: A Flesh-and-Blood Perspective on Hedge Fund Activism and Our Strange Corporate Governance System, 126 YALE L.J. 1897-98 (2017). Goldman Sachs is no stranger to activist defense, this fact was apparently not lost on the Board, and Gigamon’s sudden increase in activist and hedge fund stockholders created even more pressure on the Board to either accede to Elliott’s sale or face a likely proxy contest loss.

55.    Indeed, the Board’s wariness of Elliott is perhaps best demonstrated by how often it felt it necessary to assure Elliott that it was following Elliott’s direction. For example, on May 24, 2017, barely a week after Elliott sent its most recent letter, Mr. Hooper spoke to a representative of Elliott by telephone. During this call, he was sure to note that the Board was considering Elliott’s thoughts and recommendations but had not made any determinations pending completion of the Company’s second quarter, but that Gigamon was indeed reviewing its strategic alternatives (including a potential sale transaction). Mr. Hooper indicated that those parallel work streams would converge toward the end of the Company’s second quarter.

56.    On May 30, 2017, a representative of Elliot responded by email, in which he encouraged Mr. Hooper to speak with a managing director of Evergreen. Later on that same day, the Board met to discuss Elliott’s recommendations and acquisition proposal and, thereafter, directed Mr. Hooper to comply with Elliott’s “suggestion” and meet with the representative from Evergreen.

57.    Also on this same day, at the request of the Board, Rex Jackson, the Company’s Chief Financial Officer (“CFO”), presented three draft scenarios of management’s long-term projections: a base-case, an upside case, and a downside case. After discussion, the Board asked management to make certain modifications to the draft financial projections. The Proxy fails to disclose the nature of these modifications, which is especially disconcerting in light of the facts that the Board (i) consistently reduced management’s projections and (ii) management expected that the Company would have a “strong second quarter.”

58.    On June 2, 2017, representatives of Elliott spoke by telephone with representatives of Goldman Sachs. During this conversation, Elliott reiterated its interest in acquiring Gigamon and asked whether there was anything that could be done to accelerate the process.

59.    On June 6, 2017, the Board met to further consider and discuss Elliott’s interest in acquiring Gigamon and management’s modified long-term financial projections. Curiously, Party A’s and Party B’s interest in acquiring Gigamon was apparently not considered or discussed. At the meeting, Mr. Jackson reviewed Gigamon’s revised draft long-term financial projections, which had apparently been revised downward at the suggestion of the Board. Specifically, management presented three sets of financial projections for the remainder of 2017 and calendar years 2018-2026, consisting of a revised set of projections reflecting an upside case (“Case A Projections”), a base-case (“Case B Projections”), and a downside case (“Case C Projections”). At the end of the meeting, the Board unanimously approved directing Goldman Sachs to focus on the revised Case B Projections when conducting its preliminary financial analysis of the Company.

60.    On June 14, 2017, a representative of Elliott sent another email, this time to both Messrs. Hooper and Mulloy, to reiterate Elliott’s continued interest in executing a going-private transaction. In a show of clout that no doubt communicated a thinly-veiled threat, Elliott also shared statements and sentiments from other Gigamon investors with whom Elliott had purportedly been in contact and who purportedly shared Elliott’s views on the Company.

61.    On July 2, 2017, the Board met to receive a preliminary report on the results of the Company’s second quarter and to consider the sale process. At the meeting, Mr. Hooper noted revenue fell short of expectations but, depending on the quarter close process, may have achieved the low end of the Company’s guidance range, but that earnings would likely be roughly in line with Wall Street analysts’ consensus expectations. After discussion, the Board determined to commence the sale process in a confidential manner and authorized Goldman Sachs to contact a list of strategic parties and financial sponsors, including Elliott and others that had recently expressed interest in the Company.

62.    Later on the same day, Mr. Hooper contacted Elliott to inform it that the Company was initiating the sale process that it had demanded and inviting Elliott to participate in that process. Notably, Mr. Hooper did no bother to so inform the other interested parties, like Parties A and B, which had been also interested in an acquisition for as long as and longer than Elliott.

63.    From July 2, 2017 to July 14, 2017, Goldman Sachs contacted 17 strategic parties and 18 financial sponsors. Of those, five strategic parties and nine financial sponsors entered into confidentiality agreements with the Company. The Proxy fails to disclose whether these confidentiality agreements included a standstill and/or don’t-ask-don’t-waive provisions.

64.    On July 7, 2017, the Board determined to create a committee of directors comprised of Mr. Mulloy, Joan Dempsey, and Paul Milbury (the “Transaction Committee”) to supervise the Company’s sale process and lead any negotiations that might result therefrom. On the same day, the Board also determined that the Case B Projections were the appropriate projections to provide to third parties that expressed interest in a transaction with the Company and again directed Goldman Sachs to focus on the Case B Projections when conducting its preliminary financial analysis of the Company.

65.    On July 13, 2017 Gigamon entered into a confidentiality agreement with Elliott. On July 20, 2017, management hosted separate calls with representatives of Elliott and representatives of Party A to discuss financial due diligence. And, on July 28, 2017, management held a meeting with Elliott to provide it with additional information on Gigamon and its business.

66.    On July 31, 2017, the Company received indications of interest from Party A, Party B, and Elliott. Party A’s proposal contained a price range of $42-43 per share, Party B’s bid contained a price range of $40-41 per share, and Elliott’s proposal contained a price range of $44-46 per share.

67.    On August 1, 2017, the Board discussed each of the three proposals and determined – despite the fact that it had received bids from three parties – that additional discussions were warranted only with Party A and Elliott. By the end of August, all of the strategic parties that participated in management meetings with the Company and initially expressed interest in the Company had informed Goldman Sachs that they would not be submitting offers.

68.    On August 31, 2017, the Board met to discuss Gigamon’s third quarter and the ongoing sales process. After discussion, Gigamon’s legal advisor noted that, in the absence of competitive bids, the Board would need to rely heavily on Gigamon’s financial projections and their own sense of Gigamon’s prospects to assess whether to sell Gigamon at this time and at what price. In other words, in order to support the proposals, the Company’s long-term financial projections would need to be significantly revised – downward. Unsurprisingly, at the same meeting, and after receiving this advice, the Board discussed the need to further review Gigamon’s long-term financial projections if Elliott formalized their interest and wished to proceed with a transaction.

69.    On September 7, 2017, a representative of Elliott contacted Mr. Kispert in order to solicit information regarding the Board’s expectations on value, but was told to simply “put its best foot forward.” Also on September 7, 2017, Party A notified the Company that it did not intend to submit a proposal to acquire Gigamon.

70.    On September 8, 2017, Elliott – now the only remaining bidder – submitted a revised proposal of $42 per share – $2 per share below the low end of its previous bid range.

71.    On September 10, 2017, Mr. Hooper reported on the current outlook for Gigamon’s third quarter financial results, which at the time were expected to exceed the Company’s issued guidance. The Board concluded that if the Company achieved the financial results it expected for its third quarter (and full year 2017), then the Company should be valued higher than Elliott’s latest offer price. Accordingly, the Board decided to reject Elliott’s revised proposal. Curiously, though, despite the expected third quarter results and legal counsel’s explicit warning from just a few days earlier regarding the benefits of receiving competitive bids during a sale process, the Board did not bother to contact any of the other parties that had submitted bids to give them a chance to re-engage, despite the fact that Party A, for example, had previously submitted a bid range above Elliott’s then-current proposal and might be willing to bid even more in light of the expected positive results.

72.    Later on September 10, 2017, Goldman Sachs communicated the Board’s rejection of Elliott’s revised $42 offer price to representatives of Elliott and also relayed, at the Board’s request, the Board’s position that the Company would only entertain a sale if the offer price was compelling in comparison to the Company’s stand-alone business and financial prospects. Goldman Sachs also relayed that the Company was confident in its standalone prospects and was not eager to sell the Company at the price level currently being proposed by Elliott.

73.    On September 12, 2017, Elliott indicated that it could not improve its offer price for the Company, but would be willing to consider a convertible preferred security transaction in which Elliott would exchange its existing holdings of Gigamon’s common stock for a preferred security in the Company. The Board was not amenable to the preferred security and instead countered Elliott’s offer with a sale price of $46 per share.

74.    On September 19, 2017, Elliott indicated a willingness to increase its offer price from $42 per share to $42.25 - $42.50 per share, and remained interested in a going-private transaction. Elliott also indicated that it would be willing to invest $100 million in additional capital in connection with the preferred security, provided that Elliott could exchange a portion of its holdings of Gigamon common stock for a preferred security on the terms proposed.

75.    On September 21, 2017, Mr. Hooper gave his impressions of the third quarter, and, while expressing optimism, also noted that there were signs of softening in the quarter. On this same date, the Board agreed that it would be prepared to accept an offer from Elliott of just $42.50, if it were the best and final offer. Later on September 21, 2017, Elliott emphasized that $42.50 was its best and final offer and also alleged that its debt financing commitments had expired, such that its lenders would want to see the Company’s third quarter financial results before renewing their commitments.

76.    On September 24, 2017, the Board determined that the latest $42.50 offer price from Elliott was acceptable. The Board communicated this acceptance to Elliott on September 26, 2017.

77.    Over the next few days, Gigamon’s third quarter ended and the final operating results of the quarter became available internally. The Company’s financial results were lower than anticipated three days earlier, with revenue falling approximately $5.5 million below Wall Street analysts’ consensus.

78.    Despite the fact that Elliott had previously indicated that Gigamon was not well suited to be a publicly traded company, “particularly in light of the volatility and predictability of its quarterly financial results,” Elliott used these quarterly results as justification to revise its offer. On October 5, 2017, Elliott delivered a revised proposal to acquire the Company for just $38 per share.

79.    Later on October 5, 2017, the Board met to consider its options. At this meeting, it considered three options: (ii) rejecting the revised offer price from Elliott and terminating discussions altogether; (ii) attempting to negotiate an improved offer price with Elliott, or (iii) exploring the convertible preferred security proposal Elliott had previously proposed as an alternative to a sale of Gigamon. Interestingly, the Board did not consider contacting the other bidders who had offered far above Elliott’s now-lowered bid. At this same meeting, the Board also purportedly “recognized that earlier valuation ranges for the Company, which had been based on the Case B projections, were materially higher than Elliott’s then current offer price and could no longer be relied upon.” Accordingly, the Board instructed management to revisit its long-term financial projections – in other words, to revise the projections downward to justify Elliott’s low offer. Pending its review of these revised forecasts, the Board also agreed to continue discussions with Elliott and to seek a price of at least $40 per share and authorized the Transaction Committee to work with Goldman Sachs to design a negotiation strategy seeking an offer price from Elliott at or above $40 per share.

80.    On October 6, 2017, Elliott reiterated its interest in acquiring Gigamon for only $38 per share and a willingness to reconsider its convertible preferred security proposal if Elliott’s revised offer price was unacceptable to the Company. In response, the Transaction committee directed Goldman Sachs to counter at $41.50 per share. Elliott refused to increase its offer beyond $38 per share.

81.    So, on October 14, 2017, the Board met to discuss the situation. At this meeting, and at the prior request of the Board, Mr. Jackson provided the Board with an updated draft set of Case B financial projections. At the conclusion of this meeting, the Board agreed again that the current offer price of $38 per share from Elliott needed to be improved in order for a transaction to occur.

82.    On October 17, 2017, Goldman Sachs received a call from Party B inquiring as to the state of the process and asked if the Company was still tracking to the financials supplied to Party B in July 2017. Incredibly, the Proxy fails to disclose how exactly Goldman Sachs responded to this specific ask, noting only that “Goldman Sachs informed Party B of third quarter performance and that the Company remained engaged in discussions with a potential buyer.” Goldman Sachs’ failure to adequately engage with Party B and provide further financial guidance is especially egregious in light of the fact that, just days later, the Board authorized management to instruct representatives of Goldman Sachs to use and rely on even lower, Revised Case C Projections (defined below) in their financial analysis of Gigamon. Having received no indication that the operative projections had changed, Party B expressed their view that valuation would be lower than prior levels given third quarter performance and elected not to move forward given the current deal process.

83.    On October 19, 2017, Elliott submitted a written proposal, reaffirming its $38 per share proposal. After conversations with the Board, and “based on instructions from members of the Board of Directors,” later on October 19, 2017, representatives of Elliott verbally indicated that they were willing to increase their offer price to $38.50 as their absolute best and final offer. Again, Gigamon did not bother to re-engage with Party B to see if Elliott’s “absolute best and final offer” could be beat – despite the fact that Party B had not only previously offered $40-41 per share, but likely would not demand a minimum cash closing condition, as Elliott was demanding.

84.    Having received Elliott’s “absolute best and final offer,” on October 20, 2017, the Transaction Committee met to consider the issue of the Company’s operative projections, which did not support that offer. So, on this date, the Transaction Committee determined – in contradiction to repeated determinations by the Board that the Case B (base case) Projections should be used – that the Case C Projections (the low case projections) appeared to reflect a better estimate of Gigamon’s long-term prospects, but would need to be assessed by the entire Board of Directors.

85.    So, on October 24, 2017, the Board met to address this issue. Before ever even turning to the projections, however, the Board determined that the $38.50 price was acceptable. Then the Board turned to the issue of the projections, ultimately concluding – again, in contradiction to repeated determinations by the Board that the Case B (base case) Projections should be used – that the Case C (low case) Projections appeared to reflect a better estimate of Gigamon’s long-term prospects and agreed to use those projections for purposes of evaluating the proposed sale of Gigamon to Elliott. According to the “Background of the Merger” section of the Proxy, the Board of Directors also authorized management to instruct representatives of Goldman Sachs to use and rely on the Case C Projections in their financial analysis of Gigamon for purposes of the Proposed Buyout and the rendering of its fairness opinion.

86.    Amazingly, although the “Background of the Merger” section of the Proxy fails to mention it, the Board appears to have actually directed management to further reduce the original Case C Projections, which further lowered projections it dubbed the “Updated Case C Projections.” And, in reality, and contrary to the allegations in the “Background of the Merger” section of the Proxy, it was in fact these lowered, Updated Case C Projections that the Board instructed Goldman Sachs to use and which Goldman Sachs did in fact use. The existence of these lowered projections and their use by Goldman Sachs, which is contrary to the statement of facts in the “Background of the Merger” section of the Proxy, is revealed in the “Management Projections” section of the Proxy. As outlined below, the reductions between the Case B Projections that the Board repeatedly determined best reflected the Company’s standalone prospects and the Updated Case C Projections ultimately used to justify the sale to Elliott are stunning:

Case B Projections

($ millions)

	Actuals			Management Projections
FYE Dec	2015A	2016A		2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Bookings	$249	$341		$380	$499	$662	$870	$1,079	$1,294	$1,505	$1,701	$1,834	$1,944
Revenue	$222	$311		$343	$456	$600	$776	$970	$1,169	$1,370	$1,563	$1,706	$1,823
Gross Profit	$178	$258		$280	$367	$482	$626	$785	$949	$1,117	$1,275	$1,393	$1,487
EBITDA (excl. SBC)	$48	$77		$69	$109	$146	$203	$275	$350	$443	$528	$601	$665
Unlevered Free Cash Flow (less SBC)	$29	$7	(1)	$18	$69	$73	$121	$164	$221	$291	$351	$399	$439
Net Income (excl. SBC)	$29	$48		$41	$66	$89	$129	$183	$241	$308	$372	$423	$468

(1)	In June 2017, management made an adjustment to align cash taxes with its periodic filings with the SEC and as a result the Unlevered Free Cash Flow (less SBC) was revised to $14 million.

Updated Case C Projections

($ millions)

	Actuals		Management Projections
FYE Dec	2015A	2016A	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Bookings	$249	$341	$344	$430	$516	$624	$707	$790	$858	$917	$968	$1,013
Revenue	$222	$311	$314	$400	$479	$569	$648	$726	$794	$854	$906	$952
Gross Profit	$178	$258	$256	$321	$383	$454	$516	$577	$629	$673	$712	$746
EBITDA (excl. SBC)	$48	$77	$55	$96	$117	$145	$178	$205	$228	$245	$260	$271
Unlevered Free Cash Flow (less SBC)	$29	$14	($9)	$66	$42	$66	$86	$104	$120	$132	$141	$148
Net Income (excl. SBC)	$29	$48	$32	$58	$71	$90	$116	$139	$156	$170	$179	$187

87.    On October 26, 2017, utilizing these lowered projections, Goldman Sachs rendered its fairness opinion to the Board, the Board adopted the Merger Agreement, and the parties executed the Merger Agreement.

C.	The Proposed Buyout

88. On October 26, 2017, Gigamon and Elliott issued a press release announcing the Proposed Buyout, which provides in pertinent part:

Gigamon Enters into Definitive Agreement to be Acquired by

Elliott Management

Gigamon Shareholders to Receive $38.50 Per Share in Cash

Transaction Represents Premium of 21% to Unaffected Stock Price

SANTA CLARA, Calif., Oct. 26, 2017 – Gigamon Inc. (NYSE: GIMO) (“Gigamon” or the “Company”), the industry leader in traffic visibility solutions, and Elliott Management (“Elliott”), a leading multi-strategy private investment firm, today announced that they have entered into a definitive agreement under which Elliott will acquire Gigamon for $38.50 per share in cash, for a total value of approximately $1.6 billion. Upon completion of the transaction, Gigamon will become a privately held company. Elliott’s investment is being led by its private equity affiliate, Evergreen Coast Capital (“Evergreen”).

Under the terms of the agreement, Gigamon shareholders will receive $38.50 in cash for each share of Gigamon common stock held. The purchase price represents a premium of approximately 21% to the Company’s unaffected closing price on April 28, 2017, the day following the Company’s release of its first quarter 2017 financial results. The agreement was unanimously approved by the Gigamon Board of Directors.

“We are pleased to announce this transaction, which delivers immediate cash value to our shareholders upon closing at a premium to our unaffected stock price,” said Paul Hooper, Chief Executive Officer of Gigamon. “The Gigamon Board, with the assistance of independent financial and legal advisors, conducted a thorough review of options to enhance shareholder value and unanimously concluded that entering into this agreement with Elliott represents the best way to maximize value. We remain committed to our mission-critical role and to the success of our customers, employees and partners. Elliott and Evergreen have deep technology experience and share our long-term vision for next-generation traffic visibility across on-premises, cloud and hybrid infrastructure, our.”

“As the leading provider of visibility solutions that enable enterprises to guard against network and data breaches, Gigamon has a strong track record of innovation and delivering customer value that make it a compelling investment,” said Jesse Cohn, Partner at Elliott. “In partnership with Evergreen Coast Capital, our private equity affiliate, this is a landmark transaction in our long history of investing in leading enterprise technology businesses. We look forward to working with the management team and employees of Gigamon to build on the Company’s leadership and extend its global relationships with customers and partners.”

“This transaction represents a unique opportunity to invest in the industry-leading visibility solution in a product category that is critical to enterprise security,” said Isaac Kim, Managing Director of Evergreen. “Working alongside our team of operating executives, we look forward to supporting the Company to drive long-term growth through continued product development, investment in the Company’s large community of channel partners and exploring acquisitions to further bolster innovation.”

Transaction Details

The transaction is expected to close in the first quarter of 2018, subject to customary closing conditions, including regulatory approvals and the affirmative vote of a majority of the votes cast by the holders of outstanding shares of Gigamon stock, which will be sought at a special meeting of shareholders to be scheduled.

Elliott Management and its affiliates currently hold a 7.0% equity voting stake in the Company and have agreed to vote their shares in favor of the transaction.

Separately today, Gigamon released financial results for the third quarter. The news release with the financial results is accessible on the Company’s website. In light of the pending transaction, the Company has canceled its previously scheduled conference call.

D.	The Proposed Buyout Does Not Provide Adequate Value to Shareholders.

89. As noted above, pursuant to the terms of the Merger Agreement, Gigamon shareholders will receive just $38.50 for each share of Gigamon common stock that they own. This Merger Consideration is inadequate and undervalues the Company.

90.    As an initial matter, prior to the announcement of the Proposed Buyout, regular Company analysts set price targets for the Company well above the Merger Consideration. On October 17, 2016, Credit Suisse set a price target of $50.00. On January 10, 2017, Dougherty & Company LLC set a price target of $58.00, thereby maintaining the price target the regular Company analyst set previously on December 20, 2016, when it noted:

Although Gigamon’s share price has appreciated rapidly in 2016, up over +70% YTD, the company’s strong fiscal model, significant bottom-line leverage, and long-term growth prospects require a premium valuation. We believe their market-leading technology advantage will continue to propel them to post beat-and-raise quarters. Emphasis Added.

91.    More recently, on July 29, 2017, FBN Securities set a Company price target of $45.00, and on August 21, 2017, Dougherty & Company LLC set a price target of $50.00.

92.    These price targets and commentary should come as no surprise in light of Gigamon’s recent performance and going forward trajectory. According to its most recent annual report for the year ended December 31, 2016, Gigamon reported net profit of $49.4 million, up 699.1 percent from $6.2 million in the previous year.

93.    And, on July 27, 2017, when the Company reported its financial results for the second quarter of 2017, Paul Hooper, the Company’s CEO, noted that Gigamon had:

[C]ontinued strong gross margin, and achieved lower than planned operating expenses, generating EPS ahead of our guidance range[●] We also saw a number of positive trends in the quarter, supporting our confidence in a return to growth in the second half of 2017. We had 16 customers with bookings over one-million-dollars in the quarter, our second highest total ever. Further, our flagship GigaVUE-HC2 product revenue rebounded strongly, Asia Pacific posted a record quarter, and we saw record attach rates for our GigaSMART® software modules and our recently released inline SSL solution and our new high- performance and high-density chassis, the GigaVUE-HC3, performed well in the quarter while also building significant pipeline for the second half. We continue to believe our rapid pace of innovation, leadership in the visibility market and seed-and-grow strategy will deliver long-term value to our shareholders. Emphasis added.

94.    Gigamon’s prospects are further supported by its increasingly favorable market position. Indeed, also in the second quarter of 2017, Gigamon was named market leader in IHS Markit’s Network Monitoring Equipment (NME), Annual Report 2017. According to the report, Gigamon extended its market share to 36 percent, nearly twice the share of its nearest competitor.

95.    Finally, and perhaps most tellingly, all three of the bidders who submitted bids during the process submitted bids above the ultimate Merger Consideration. What is worse, two of those bidders were never informed that the ultimate Merger Consideration would be well below their bids, nor were they afforded an opportunity to re-bid after Elliott dropped is bid so precipitously. Compounding this failure is the fact that shareholders do not know whether those bidders are currently estopped from making a competing offer due to undisclosed standstill and/or don’t-ask-don’t-waive provisions.

E.	The Proposed Buyout is the Result of a Flawed Process that is Marred by Conflicts of Interest.

96.    The insufficient Merger Consideration contemplated by the Proposed Buyout should come as little surprise in light of the flawed and conflicted process that led to the consummation of the Merger Agreement. Specifically, as outlined above, the process that resulted in the Proposed Buyout was prompted by threats from a serial activist investor, which resulted in the Board and Company management affording Elliott preferential treatment throughout the sale “process” that followed.

97.    What is more, in order to mitigate any losses the Board and management may have suffered in a cheap sale to Elliott, the Board and management will receive lucrative payments and other benefits in connection with the consummation of the Proposed Buyout that common shareholders will not – a far better choice than losing their jobs to an Elliott proxy contest. For example, the Proxy provides that prior to or following the closing of the Proposed Buyout, certain of Gigamon’s executive officers may have discussions, or may enter into agreements with, Newco or Merger Sub or their respective affiliates regarding post-close employment opportunities with the surviving company.

98.    Further, in connection with the consummation of the Proposed Buyout, all Company stock options, whether vested or unvested, will fully vest, become exercisable, and be cashed out. Similarly, all outstanding Company restricted common stock and restricted stock units (“RSUs”) will vest upon the closing of the Merger Agreement and be cashed out. In connection with these payments, the Board and management stand to receive the following:

Name	Shares Held (#) (1)(2)	Shares Held ($)	Options (#)	Options ($)	Restricted Stock Units Held (#) (2)	Restricted Stock Units Held ($)	Total ($)
Paul A. Hooper	129,616	$4,990,216	369,875	$6,531,795	—	—	11,522,011
Rex S. Jackson	25,000	962,500	—	—	50,000	1,925,000	2,887,500
Shehzad T. Merchant	44,235	1,703,048	42,639	742,477	41,800	1,609,302	4,054,827
Sachi Sambandan	37,361	1,438,399	121,948	2,436,272	49,258	1,896,434	5,771,105
Burney Barker	0	0	—	—	55,000	2,117,500	2,117,500
Paul B. Shinn	12,399	477,362	67,007	1,183,976	35,131	1,352,544	3,013,882
Helmut Wilke	49,131	1,891,544	28,160	651,544	51,122	1,968,197	4,511,285
Corey M. Mulloy	112,430	4,328,555	16,959	356,817	5,082	195,657	4,881,029
John H. Kispert	11,837	455,725	49,959	654,807	5,082	195,657	1,306,189
Ted C. Ho	337,206	12,982,431	34,230	951,594	5,082	195,657	14,129,682
Paul J. Milbury	11,837	455,725	49,999	637,327	5,082	195,657	1,288,709
Michael C. Ruettgers	115,037	4,428,925	16,959	356,817	5,082	195,657	4,981,399
Robert E. Switz	17,717	682,105	—	—	9,023	347,386	1,029,491
Joan A. Dempsey	3,958	152,383	—	—	12,996	500,346	652,729
Dario Zamarian	9,173	353,161	—	—	11,115	427,928	781,089
Arthur W. Coviello, Jr.	982	37,807	—	—	10,591	407,754	445,561

99.    In addition, estimated payouts to management upon a change of control will amount to nearly $0.55 per share. Indeed, the total payout to management upon a change in control may be as much as $20.3MM, of which an egregious $8.3MM may be payable to Mr. Hooper alone, as noted below:

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Paul A. Hooper	$435,000	$7,858,556	$24,000	$8,317,556
Rex S. Jackson	$177,500	$2,767,188	$12,000	$2,956,688
Michael J. Bums (4)	—	—	—	—
Shehzad T. Merchant	$161,500	$2,745,401	$12,000	$2,918,901
Sachi Sambandan	$158,000	$3,189,893	$12,000	$3,359,893
Helmut G. Wilke	$165,000	$2,619,742	$12,000	$2,769,742

100.    Finally, to help secure these benefits, the Board consented to and took part in the execution of voting and support agreements pursuant to which Elliott agreed to vote all shares of Company common stock that it owns in favor of the Proposed Buyout. Interestingly, and contrary to custom, Defendants do not appear to have identified precisely how much of Gigamon’s common stock is subject to these agreements.

F.	The Merger Agreement Contains Onerous Deal Protection Devices.

101.    The Proposed Buyout is also unfair because, as part of the Merger Agreement, the Board agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Buyout a fait accompli and ensure that no successful competing offers will emerge for the Company.

102.    Despite the unfair price, the Merger Agreement has a number of provisions that make it more difficult for another buyer to purchase the Company, and for the Company to seek out competing offers. Specifically, if the Company terminates the Proposed Buyout, the Merger Agreement states that the Company must pay Newco up to a $47.2 million termination fee.

103.    Additionally, the Merger Agreement contains a strict no-solicitation provision that effectively precludes the Board from attempting to maximize shareholder value by soliciting bids from any other potential acquirer, and requires that the Board cease certain existing communications and negotiations after a certain time.

104.    The Merger Agreement also contains an information rights and matching rights provision that requires the Company to notify Newco of certain unsolicited competing offers, provide Newco with information regarding such offers, and negotiate in good faith with Newco regarding the same.

105.    Finally, as noted above, Elliott also consented to and took part in the execution of voting agreements, pursuant to which an undisclosed amount of the Company’s stock is locked up in favor of the Proposed Buyout. As noted above, contrary to custom, Defendants do not appear to have identified precisely how much of Gigamon’s stock is subject to these agreements.

106.    Further, the Merger Agreement does not condition the consummation of the Proposed Buyout on the approval of at least 66 2/3 % of the Company’s outstanding voting stock not owned or controlled by Elliot, and Gigamon and the Board therefore failed to comply with 8 Del. C. § 203(a)(3).

107.    These provisions and agreements will cumulatively discourage other potential bidders from making a competing bid for the Company. Similarly, these provisions and agreements make it more difficult for the Company and individual shareholders to exercise their rights and to obtain a fair price for the Company’s shares.

G.	The Proxy Fails to Disclose Material Information.

108.    On November 13, 2017, in order to convince Gigamon’s stockholders to vote in favor of the Proposed Buyout, the Individual Defendants authorized the filing of the Form PREM 14A Preliminary Proxy Statement with the Securities and Exchange Commission (previously defined as the “Proxy Statement” of “Proxy”). As discussed below, the Proxy omits and/or misrepresents material information that must be disclosed to Gigamon’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

109.    Specifically, the Proxy fails to disclose whether the fourteen confidentiality agreements executed by prospective bidders included standstill and/or don’t-ask-don’t-waive provisions and whether those provisions are still in effect.

110.    Second, the Proxy fails to disclose how precisely Goldman Sachs responded to Party B’s October 17, 2017 inquiry regarding the ongoing sales process. As noted above, this failure to adequately engage with Party B and provide further financial guidance is especially egregious in light of the fact that, just days later, the Board authorized management to instruct representatives of Goldman Sachs to use and rely on even lower, Revised Case C Projections in their financial analysis of Gigamon.

111.    Lastly, the Proxy fails to disclose the identity of the undisclosed “third party financial institutions” that are “counterparties to the Derivative Agreements...” and the nature of Elliott’s relationship which such financial institutions. The Schedule 13Ds and the Voting Agreement imply that such institutions have the contractual “right to control or direct the voting of the underlying shares of Company Common Stock.” Voting Agreement ¶ 1(b); Schedule 13Ds Item 6. Gigamon stockholders would find it material to know the identity of these institutions and the nature of their relationship with Elliott, as such information is necessary to definitively determine whether: (i) Elliott is an “interested stockholder” within the meaning of 8 Del. C. § 203(c)(5); and (ii) whether an additional 8% of the Company’s common stock is, for all intents and purposes, committed to voting in favor of the Proposed Buyout. Further, the Individual Defendants are presumably privy to this information, which undoubtedly came up during the strategic review process and negotiation of the Merger Agreement. See Merger Agreement §§ 3.2, 4.5

COUNT I

(Against Gigamon and the Director Defendants for Violation of Section 203)

112.    Plaintiff repeats and realleges each allegation set forth herein.

113.    As of May 8, 2017, Elliott had combined economic exposure in Gigamon of approximately 15.3% of the Company’s outstanding common stock. In addition, on October 26, 2017, Newco received an equity commitment from Elliott for an aggregate equity commitment of approximately $838 million as well as a rollover into Newco of the 2,631,400 shares of Gigamon common stock held by the Elliott Funds, thereby further increasing Elliott’s economic exposure in Gigamon. As a result of these machinations, Elliott is an “Interested Stockholder” of Gigamon under Section 203 and subject to the three-year ban on “Business Combinations” with the Company.

114.    The Proposed Buyout does not comply with, and therefore violates, Section 203. Consummation of the Proposed Buyout in violation of the statute will cause irreparable harm.

115.    Plaintiff has no adequate remedy at law.

COUNT II

(Against the Director Defendants for Breach of Fiduciary Duties)

116.    Plaintiff repeats and realleges each allegation set forth herein.

117.    The Director Defendants have violated fiduciary duties owed to the public shareholders of Gigamon.

118.    By the acts, transactions and courses of conduct alleged herein, the Director Defendants have failed to obtain for the public shareholders of Gigamon the highest value available for Gigamon in the marketplace.

119.    As alleged herein, the Director Defendants have initiated a process to sell Gigamon that undervalues the Company. In addition, by agreeing to the Proposed Buyout, the Director Defendants have capped the price of Gigamon stock at a price that does not adequately reflect the Company’s true value. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Buyout and face insurmountable deal protection devices.

120.    As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in Gigamon. Unless the Director Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

121.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury, which the Director Defendants’ actions threaten to inflict.

COUNT III

(Against the Elliott Defendants for Aiding and Abetting)

122.    Plaintiff repeats and realleges each allegation set forth herein.

123.    Elliott, Newco, and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Director Defendants are in breach of their fiduciary duties to Gigamon and the public shareholders of Gigamon, and have participated in such breaches of fiduciary duties.

124.    Elliott, Newco, and Merger Sub knowingly aided and abetted the Director Defendants’ wrongdoing alleged herein. In so doing, they rendered substantial assistance in order to effectuate the Director Defendants’ plan to consummate the Proposed Buyout in breach of their fiduciary duties.

125.    Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demand relief in their favor and in favor of the Class and against Defendants as follows:

A.    Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as the Class representative;

B.    Enjoining the Proposed Buyout, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best available terms for shareholders, including a provision making the consummation of the Proposed Buyout conditioned upon the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by Elliott;

C.    Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.    Directing the Director Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing;

E.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and Granting such other and

F.    Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 30, 2017	COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
OF COUNSEL	Blake A. Bennett (#5133)
The Brandywine Building
MONTEVERDE & ASSOCIATES PC	1000 West Street, 10th Floor
Juan E. Monteverde	Wilmington, DE 19801
Miles D. Schreiner	(302) 984-3800
350 Fifth Avenue, Suite 4405
New York, NY 10118	Attorneys for Plaintiff
Telephone: (212) 971-1341
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com mschreiner@monteverdelaw.com

Attorneys for Plaintiff

KAHN SWICK & FOTI, LLC
Michael J. Palestina michael.palestina@ksfcounsel.com
Christopher R. Tillotson christopher.tillotson@ksfcounsel.com 206 Covington Street
Madisonville, LA 70447
(504) 455-1400
(504) 455-1498 (facsimile)

Attorneys for Plaintiff